Exhibit 99.1

Xinyuan Real Estate Announces Resignation of Board Member Hao Gao

Beijing, June 4, 2021 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that Hao Gao resigned from his position as the Company’s independent director due to personal reasons, effective immediately.

Mr. Zhang Yong, Chairman of Xinyuan Group, commented: “On behalf of the Board of Directors and management team, I would like to express our thanks and appreciation to Mr. Gao for his valuable contributions and efforts offered to the Company during his work tenure as an independent director, we wish him all the best in his future endeavors. The board of directors of the Company is actively engaged in the search for a suitable candidate to fill the vacancy.”

In his resignation, Mr. Gao stated that he was resigning for personal reasons and that he did not have any disagreements with the Board of Directors or the management.  The Company is also unaware of any disagreements between Mr. Gao and the Company related to the Company’s operations, policies or corporate governance.

Following Mr. Gao's resignation, the Company is actively searching for a candidate to serve as a third member of the Audit Committee with Yifan (Frank) Li and Samuel Shen.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Department
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com